UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 6, 2021

Supernova Partners Acquisition Company II, Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40140	98-1574543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C.	20016
(Address of principal executive offices)	(Zip Code)

(202) 918-7050

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SNII.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	SNII	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SNII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 6, 2021, Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company (“Supernova” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Supernova, Supernova Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova (“First Merger Sub”), Supernova Romeo Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova (“Second Merger Sub”), and Rigetti Holdings, Inc., a Delaware corporation (“Rigetti”).

Pursuant to the Merger Agreement, Supernova will become a Delaware corporation (the “Domestication”) and the parties will enter into a business combination transaction (together with the Domestication, the “Business Combination”) by which (i) First Merger Sub will merge with and into Rigetti, with Rigetti being the surviving entity in the merger (the “First Merger”), and (ii) immediately following the First Merger, Rigetti will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity in the merger (the “Second Merger” and, together with the First Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”). In connection with the Closing, Supernova will change its name to “Rigetti Computing, Inc..”

The proposed Business Combination is expected to be consummated after receipt of the required approvals by the stockholders of Supernova and Rigetti and the satisfaction or waiver of certain other customary conditions, as summarized below.

Merger Agreement

Consideration

The value of the aggregate equity consideration to be paid to Rigetti’s stockholders and optionholders in the Transactions will be equal to (i) $1,041,000,000 plus (ii) the aggregate exercise price of in the money Rigetti Warrants (as defined below) and Rigetti Options (as defined below), in each case, outstanding prior to the effective time of the First Merger (the “Aggregate Equity Value”). At the Closing, each share of common stock and preferred stock of Rigetti that is issued and outstanding immediately prior to the effective time of the First Merger (other than “Excluded Shares”, as defined in the Merger Agreement) will be cancelled and converted into the right to receive a number of shares of Supernova common stock equal to an exchange ratio (the “Exchange Ratio”) determined by dividing (a) the Aggregate Equity Value by (b) the “Aggregate Fully Diluted Company Common Stock” (as defined in the Merger Agreement), and then dividing that quotient by $10.00.

At the Closing and as set forth in the Merger Agreement, (i) each warrant to purchase Rigetti common stock (“Rigetti Warrants”) will be converted into a warrant to purchase shares of Supernova common stock, (ii) each option to purchase Rigetti common stock (“Rigetti Options”), whether vested or unvested, will be assumed and converted into an option to purchase a number of shares of Supernova common stock, (iii) each restricted share of Rigetti common stock will be exchanged for shares of Supernova common stock subject to the same terms and conditions as were applicable to such restricted shares and (iv) each restricted stock unit award of Rigetti will be converted into the right to receive restricted stock units based on shares of Supernova common stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, which will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummation of the Transactions, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities) and using reasonable best efforts to consummate the Domestication, (iii) prohibitions on the parties soliciting alternative transactions, (iv) Supernova preparing and filing a registration statement on Form S-4 with the Securities and

Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of Supernova’s stockholders to vote in favor of certain matters (the “Supernova Stockholder Matters”), including the adoption of the Merger Agreement and approval of the Transactions, at a special meeting to be called therefor (the “Special Meeting”), and (v) the protection of, and access to, confidential information of the parties.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions, including, among others: (i) approval by Supernova’s and Rigetti’s respective stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtaining of any consents required under antitrust laws in the jurisdictions specified on a schedule, (iii) no law or order enjoining or prohibiting the consummation of the Transactions being in force, (iv) Supernova having at least $5,000,001 of net tangible assets as of the Closing, (v) receipt of approval for listing on the New York Stock Exchange of the shares of Supernova common stock to be issued in connection with the Transactions, (vi) completion of the Domestication, (vii) the effectiveness of the registration statement on Form S-4, (viii) the accuracy of the parties’ respective representations and warranties (subject to specified materiality thresholds) and the material performance of the parties’ respective covenants and other obligations, (ix) no material adverse effect on Rigetti having occurred since signing that is continuing at Closing and (x) solely as relates to Rigetti’s obligation to consummate the Transaction, Supernova having at least $165,000,000 of available cash at the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing: (i) by mutual written consent of Supernova and Rigetti; (ii) by either Supernova or Rigetti (a) if the Transactions are not consummated on or before June 6, 2022, (b) if a governmental entity has issued an order or taken any other action that is final and nonappealable and permanently enjoins or prohibits the Transactions, (c) in the event of certain uncured breaches by the other party or (d) if, at the Special Meeting, the Transactions and the other Supernova Stockholder Matters are not approved by the requisite holders of Supernova’s outstanding shares of common stock; (iii) by Supernova if Rigetti does not deliver approval of the Transaction by the requisite holders of its capital stock within seven days after the registration statement on Form S-4 is declared effective; or (iv) by Rigetti in the event that Supernova’s board of directors changes or withdraws its recommendation to Supernova’s stockholders to adopt the Merger Agreement and transactions contemplated thereby.

Related Agreements

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Supernova, Supernova Partners II LLC, a Cayman Islands exempted company and Supernova’s sponsor (the “Sponsor”), Supernova’s directors and officers, certain former stockholders of Rigetti and the other parties thereto will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to register for resale certain shares of its common stock and other equity securities that are held by the parties thereto from time to time.

Subscription Agreements

Concurrently with the execution of the Merger Agreement, certain investors (the “PIPE Investors”) entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase in a private placement 10,251,000 shares of Supernova common stock (the “PIPE Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of $102.51 million (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, among other things, the consummation of the Transactions and will be consummated concurrently with the Closing. The shares of common stock to be issued pursuant to the PIPE Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration. The PIPE Subscription Agreements further provide that the Company will use commercially reasonable efforts to file a registration statement to register the resale of the PIPE Shares within fifteen (15) business days after the Closing.

In connection with the execution of the Merger Agreement, Rigetti entered into a warrant subscription agreement with a strategic partner for the purchase of a warrant for an aggregate purchase price (including amounts from exercise) of $10,000,000. The warrant provides for the purchase of an aggregate of 1,000,000 shares of Rigetti common stock at an exercise price of $0.0001. The purchase of the warrant is conditioned upon, among other things, the consummation of the Business Combination and the entry into a collaboration agreement between Rigetti and the strategic partner. The strategic partner is required to pay $5 million to Rigetti no later than (i) the Closing and (ii) June 30, 2022, and upon such payment the warrant will vest and be exercisable by the strategic partner with respect to 500,000 shares of Rigetti common stock pursuant to the terms of the warrant. The strategic partner is required to pay an additional $5 million to Rigetti no later than the second anniversary of the date of the warrant subscription agreement, and upon such payment, the warrant will vest and be exercisable by the strategic partner with respect to the remaining 500,000 shares of Rigetti common stock pursuant to the terms of the warrant.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, Supernova entered into a sponsor support agreement (the “Sponsor Support Agreement”) with the Sponsor, Rigetti and Supernova’s directors and officers. Pursuant to the Sponsor Support Agreement, the Sponsor and Supernova’s directors and officers have, among other things, agreed to vote all of their shares of Supernova capital stock in favor of the approval of the Transactions. In addition, the Sponsor has agreed that (i) 2,479,000 shares of Class B common stock issued in connection with the IPO (the “Sponsor Shares”) will be unvested and subject to forfeiture as of the Closing and will only vest if, during the five year period following the Closing, the volume weighted average price of Supernova’s common stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days, and (ii) up to an additional 1,000,000 Sponsor Shares will be unvested and subject to forfeiture as of the Closing based on the level of redemptions of Supernova Class A Ordinary Shares by holders thereof in connection with the transactions contemplated by the Merger Agreement (calculated in the manner set forth in the Sponsor Support Agreement), and any such additional Sponsor Shares will only vest if, during the five year period following the Closing, the volume weighted average price of Supernova’s common stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days. Any Sponsor Shares that remain unvested after the fifth anniversary of the Closing will be forfeited. The Sponsor Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

Rigetti Holders Support Agreement

In connection with the execution of the Merger Agreement, Supernova entered into a support agreement (the “Rigetti Holders Support Agreement”) with Rigetti and certain stockholders of Rigetti pursuant to which such stockholders have, among other things, agreed to vote to adopt and approve, upon the registration statement on Form S-4 being declared effective, the Merger Agreement and all other documents and transactions contemplated thereby. The Rigetti Holders Support Agreement will terminate upon the termination of the Merger Agreement if the Closing does not occur.

Certain Transfer Restrictions

Additionally, Rigetti stockholders will be subject to certain restrictions on transfer with respect to the shares of Supernova common stock issued as part of the merger consideration (the “Lock-Up Shares”) pursuant to the form of bylaws to be adopted by Supernova immediately prior to the Closing. Such restrictions begin at Closing and end on the date that is the earlier of (A) six months after the Closing, (B) the date on which the closing price of the Supernova common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 90 days following the Closing and (D) the date on which Supernova consummates a sale, merger, liquidation, exchange offer or other similar transaction after the Closing Date that results in Supernova stockholders having beneficial ownership of less than 50% of the outstanding voting securities of the combined company which results in its stockholders having the right to exchange their shares for cash, securities or other property having a value that equals or exceeds $12.00 per share.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement, PIPE Subscription Agreements, Sponsor Support Agreement and the Rigetti Holders Support Agreement and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements, copies of which are respectively filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 8-K, and each of which is incorporated herein by reference. The aforementioned agreements and the foregoing descriptions thereof have been included to provide investors and stockholders with information regarding the terms of such agreements. They are not intended to provide any other factual information about the parties to the respective agreements. The respective representations, warranties and covenants contained in such agreements were made only as of specified dates for the purposes of each such agreement, were solely for the benefit of the parties to each such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the respective representations, warranties and covenants contained in each such agreement and discussed in the respective foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and, with respect to the Merger Agreement, are also qualified in important part by confidential disclosure schedules delivered by the parties to each other in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement or other foregoing agreements except as expressly contemplated therein. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement and each such other agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The shares of Supernova common stock to be issued in connection with the PIPE Subscription Agreements and the shares of Supernova common stock and warrants to be issued in connection with the Forward Purchase Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On October 6, 2021, Supernova and Rigetti issued a joint press release announcing the Transactions. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated October 6, 2021 that will be used by Supernova in meetings with certain of its stockholders as well as other persons with respect to the proposed Transactions, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated by reference herein are audited consolidated financial statements of Rigetti & Co., Inc. consolidated financial statements as of and for the years ended January 31, 2021 and January 31, 2020.

Attached as Exhibit 99.4 and incorporated by reference herein is the transcript of an investor conference call discussing the proposed Transactions that was released on October 6, 2021.

Attached as Exhibit 99.5 and incorporated by reference herein is the transcript of a video about the business of Rigetti made available to potential investors in the PIPE Investment.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Supernova under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 6, 2021, by and among Supernova Partners Acquisition Company II, Ltd., Supernova Merger Sub, Inc., Supernova Romeo Merger Sub, LLC and Rigetti Holdings, Inc.

10.1	Form of Registration Rights Agreement.

10.2	Form of PIPE Subscription Agreement.

10.3	Sponsor Support Agreement, dated as of October 6, 2021, by and among Supernova Partners Acquisition Company II, Ltd., Rigetti Holdings, Inc., Supernova Partners II LLC and certain other parties thereto.

10.4	Rigetti Holders Support Agreement, dated as of October 6, 2021, by and among Supernova Partners Acquisition Company II, Ltd., Rigetti Holdings, Inc. and certain other parties thereto.

99.1	Joint Press Release of Supernova Partners Acquisition Company II, Ltd. and Rigetti Holdings, Inc., dated October 6, 2021.

99.2	Investor Presentation of Supernova Partners Acquisition Company, Inc., dated October 6, 2021.

99.3	Rigetti & Co., Inc. consolidated financial statements as of and for the years ended January 31, 2021 and January 31, 2020.

99.4	Investor Call Transcript

99.5	Video Transcript

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Information About the Transaction and Where to Find It

Supernova intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Supernova’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about Supernova, Rigetti and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Supernova as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Supernova Partners Acquisition Company II, Ltd., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

Participants in the Solicitation

Supernova, Rigetti and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of Supernova’s stockholders with respect to the approval of the Transactions. Supernova and Rigetti urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Rigetti, Supernova and the Transactions. Information regarding Supernova’s directors and officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering. Additional information regarding the participants in the proxy solicitation, including Rigetti’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and the definitive proxy statement/prospectus for the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to Supernova as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

Certain statements in this report and the exhibits to this report may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova,

Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Supernova’s final prospectus dated March 3, 2021 relating to its initial public offering.

Nothing in this report or the exhibits to this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Supernova Partners Acquisition Company II, Ltd.

Date: October 6, 2021	By:	/s/ Michael S. Clifton
Name: Michael S. Clifton
Title: Chief Financial Officer